
07002111

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

SEC FILE NUMBER
8- 32409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
U S Participations Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.



SEC MAIL
REC'
FEB 2 3 2007
WASH. D.C.
15

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2370 York Road, Suite E-2
(No. and Street)

Jamison	PA	18929
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas S. Lonergan (215) 918-2180
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name)*

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Lonergan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Participations Ltd., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE B[illegible]S, Notary Public
Abington Twp., [illegible] County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*SIPC has suspended assessments based on net operating revenue, a SIPC Supplemental Report is not required.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

U S Participations Ltd.
Jamison, Pennsylvania

We have audited the accompanying statement of financial condition of U S Participations Ltd. as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U S Participations Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 19, 2007


Certified Public Accountants

U S PARTICIPATIONS LTD.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash and cash equivalents (Note 2)	$ 44,363
Prepaid expenses	317
Total assets	$ 44,680

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 376
Total liabilities	376
Commitments and contingent liabilities	
Stockholders' Equity:	
Common stock, no par value, authorized - 3,000 shares, issued and outstanding - 1,072 shares	21,355
Retained earnings	22,949
Total stockholders' equity	44,304
Total liabilities and stockholders' equity	$ 44,680

The accompanying notes are an integral part of these financial statements.

U S PARTICIPATIONS LTD.
Statement of Income
For the Year Ended December 31, 2006

REVENUE

Commissions on direct participation programs	$ 23,550
Interest	1,018
Total revenue	24,568

EXPENSES

Director's fees	3,500
Regulatory fees	1,909
Professional fees	2,000
Other	871
Total expenses	8,280
Income before income taxes	16,288
Provision for income taxes	-
Net income	$ 16,288

The accompanying notes are an integral part of these financial statements.

U S PARTICIPATIONS LTD.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2005	1,072	$ 21,355	$ 24,981	$ 46,336
Distributions to shareholders	-	-	(18,320)	(18,320)
Net income	-	-	16,288	16,288
Balance at December 31, 2006	1,072	$ 21,355	$ 22,949	$ 44,304

The accompanying notes are an integral part of these financial statements.

U S PARTICIPATIONS LTD.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2006

Subordinated borrowings at December 31, 2005	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2006	$	-

The accompanying notes are an integral part of these financial statements.

U S PARTICIPATIONS LTD.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 16,288
Changes in assets and liabilities:	
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	164
Net cash provided by operating activities	16,452
Cash flows from financing activities:	
Distributions to shareholders	(18,320)
Net cash expended in financing activities	(18,320)
Net decrease in cash	(1,868)
Cash at beginning of year	46,231
Cash at end of year	$ 44,363
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest paid	$ -

The accompanying notes are an integral part of these financial statements.

U S PARTICIPATIONS LTD.
Notes To Financial Statements
December 31, 2006

1. ORGANIZATION

U S Participations Ltd. ("the Company") is a registered securities broker/dealer with the Securities and Exchange Commission. The Company has agreed to limit its business to the distribution of direct participation programs. The Company, like other securities firms, is directly affected by general economic and market conditions. The Company is also subject to the risks of the real estate market because its business is limited to that industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions are recorded on a settlement date basis, generally when the transaction closes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and cash equivalents - are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased.

3. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. RELATED PARTY TRANSACTIONS

The Company has an "Expense Agreement" with Northeast & Bucks Co. T/A Mullin & Lonergan Associates Inc. (M&L) which is an affiliated company. Under the terms of the agreement M & L agrees to pay all of the overhead expenses of the Company. The Company is not obligated to repay M & L for such disbursements but may repay M & L at its discretion, provided that such repayment does not result in the Company's net capital falling below 120% of its minimum requirement under SEC Rule 15c 3-1. No repayments were made in 2006.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and net capital requirements of $43,987 and $5,000, respectively. At December 31, 2006, the Company's net capital ratio was .01 to 1.

Schedule I

U S PARTICIPATIONS LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	44,304
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		44,304
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses and other assets		317
Total non-allowable assets		317
Net Capital	$	43,987

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	376
Total aggregate indebtedness	$	376
Percentage of aggregate indebtedness to Net Capital		0.9%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

U S PARTICIPATIONS LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $376)	$	25
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	38,987
Excess Net Capital at 1000%	$	43,949

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Report.

U S PARTICIPATIONS LTD.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (i).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
U S Participations Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of U S Participations Ltd. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Abington, Pennsylvania
February 19, 2007

Certified Public Accountants

END